UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

GENIE ENERGY LTD.
(Name of Subject Company (Issuer))

GENIE ENERGY LTD.
(Name of Filing Person (Offeror))

Class B Common Stock, par value $0.01 per share
 (Titles of Classes of Securities)

372284208
 (CUSIP Numbers of Classes of Securities)

CLAUDE PUPKIN CHIEF EXECUTIVE OFFICER GENIE ENERGY LTD. 550 BROAD STREET NEWARK, NEW JERSEY 07102 (973) 438-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

DOV T. SCHWELL, ESQ. SCHWELL WIMPFHEIMER & ASSOCIATES LLP 1430 BROADWAY, SUITE 1615 NEW YORK, NEW YORK 10018 (646) 328-0795

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$60,987,500	$6,989.17

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 8,750,000 shares of Genie Energy Ltd. (“Genie”) Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), for 8,750,000 shares of Genie Series 2012-A Preferred Stock, par value $0.01 per share (“Preferred Stock”). The amount is estimated based upon the product of (a) $6.97, which is the average of the high and the low price per share of the Class B Common Stock on August 1, 2012, as reported on the New York Stock Exchange, and (b) 8,750,000, representing the number of shares offered to be exchanged.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 3 for Fiscal Year 2012, issued September 29, 2011, equals $114.60 per million dollars of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $6,989.17
Filing party: Genie Energy Ltd.
Form or registration No.: Schedule TO
Date filed: August 3, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  Third-party tender offer subject to Rule 14d-1.
☒  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 3, 2012 (as amended from time to time, the “Schedule TO”), as amended by Amendment No.1 to the Schedule TO filed on August 22, 2012, which relates to the offer by Genie Energy Ltd., a Delaware corporation (together with its subsidiaries, “Genie” or the “Issuer”), to exchange (the “Exchange Offer”) up to 8,750,000 of its outstanding shares of its Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” ), on a one for one basis, for shares of newly-issued Series 2012-A Preferred Stock, par value $0.01 per share (the “Preferred Stock” ), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 2, 2012, as revised on August 21, 2012 (as revised, the “Revised Offer to Exchange”), and in the related Letter of Transmittal (the “Letter of Transmittal”). A copy of the Revised Offer to Exchange is filed as Exhibit (a)(1)(F) to the Schedule TO. A copy of the Letter of Transmittal is filed as Exhibit (a)(1)(B) to the Schedule TO.

Revisions to Offer to Exchange

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends only the items to the Schedule TO that are being amended, and unaffected items are not included herein. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Exchange.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the “Summary Term Sheet” in the Revised Offer to Exchange is incorporated herein by reference, and is hereby amended as follows:

The following paragraph is deleted:

“In addition, if all 8,750,000 shares are exchanged in the Exchange Offer and the Preferred Stock is ultimately redeemed, the Jonas Group’s combined voting power (taking into account their ownership of both our Class B Common Stock and our Class A Common Stock) would increase from 74.5% to 85.4%, and if 4,375,000 shares are exchanged, and the Preferred Stock is ultimately redeemed, the Jonas Group’s interest in our Class B Common Stock would increase from 74.5% to 79.6%.”

and is replaced with the following:

“Mr. Jonas has entered into a Voting Agreement with the Company providing that, upon any redemption of the Preferred Stock by the Company, he or stockholders he controls will exchange (pursuant to existing provisions in the Company’s Certificate of Incorporation) shares of Class A Common Stock (which is entitled to three votes per share) he controls for an equal number of shares of Class B Common Stock (which are entitled to 1/10th of a vote per share) so that the percentage of the aggregate voting power of all outstanding shares of capital stock of the Company represented by securities he controls shall not exceed 74.5% - the percentage he currently controls. Therefore, regardless of the number of shares of Class B Common Stock exchanged in the Exchange Offer, following such exchange and following a subsequent redemption of Preferred Stock by the Company, the Jonas Group’s combined voting power (taking into account their ownership of both our Class B Common Stock and our Class A Common Stock) will remain at 74.5%.  Upon any such exchange of Class A Common Stock for Class B Common Stock, the Jonas Group’s actual percentage interest of the Class B Common Stock will increase, but their beneficial interest will remain the same as the Class A Common Stock is convertible into Class B Common Stock at the option of the holder.”

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the “Summary Term Sheet” in the Revised Offer to Exchange is incorporated herein by reference, and is hereby amended as follows:

The following paragraph is deleted:

“In addition, if all 8,750,000 shares are exchanged in the Exchange Offer and the Preferred Stock is ultimately redeemed, the Jonas Group’s combined voting power (taking into account their ownership of both our Class B Common Stock and our Class A Common Stock) would increase from 74.5% to 85.4%, and if 4,375,000 shares are exchanged, and the Preferred Stock is ultimately redeemed, the Jonas Group’s interest in our Class B Common Stock would increase from 74.5% to 79.6%.”

and is replaced with the following:

“Mr. Jonas has entered into a Voting Agreement with the Company providing that, upon any redemption of the Preferred Stock by the Company, he or stockholders he controls will exchange (pursuant to existing provisions in the Company’s Certificate of Incorporation) shares of Class A Common Stock (which is entitled to three votes per share) he controls for an equal number of shares of Class B Common Stock (which are entitled to 1/10th of a vote per share) so that the percentage of the aggregate voting power of all outstanding shares of capital stock of the Company represented by securities he controls shall not exceed 74.5% - the percentage he currently controls. Therefore, regardless of the number of shares of Class B Common Stock exchanged in the Exchange Offer, following such exchange and following a subsequent redemption of Preferred Stock by the Company, the Jonas Group’s combined voting power (taking into account their ownership of both our Class B Common Stock and our Class A Common Stock) will remain at 74.5%.  Upon any such exchange of Class A Common Stock for Class B Common Stock, the Jonas Group’s actual percentage interest of the Class B Common Stock will increase, but their beneficial interest will remain the same as the Class A Common Stock is convertible into Class B Common Stock at the option of the holder.”

(c) The information set forth in the section of the Revised Offer to Exchange titled “Additional Information Regarding the Exchange Offer —Certain Effects of the Exchange Offer” is incorporated herein by reference, and the subsection titled “Effect on Ownership Structure of Genie” is hereby amended to state the following:

“The members of the Jonas Group have indicated that they will not tender their shares in the Exchange Offer. The main effect that the Exchange Offer could have is that holders of Class B Common Stock who do not exchange shares of Class B Common Stock for Preferred Stock, including the members of the Jonas Group, will see their percentage ownership of our outstanding common stock increase, and those interests will be subordinated to the Preferred Stock in respect of dividends and rights upon liquidation.

Set forth below, for illustrative purposes only, are three scenarios that indicate the effect that the Exchange Offer could have on the Jonas Group’s relative percentage ownership of our outstanding shares and combined voting power. As of the date of this Offer to Exchange, the Jonas Group owned approximately 3,902,873 shares of our Class B Common Stock, representing 18% of our Class B Common Stock and 1,574,326 shares of our Class A Common Stock, representing 100% of our Class A Common Stock, together representing approximately 74.5% of the combined voting power of such shares as of such date and time.

SCENARIO A — 8,750,000 or more shares of Class B Common Stock held by Genie’s stockholders are tendered in the Exchange Offer.   The Jonas Group will continue to beneficially own 5,477,199 shares of our Class B Common Stock, representing approximately 38% of our outstanding Class B Common Stock (assuming conversion of all 1,574,326 shares of our Class A Common Stock beneficially held by the Jonas Group into Class B Common Stock), will own none of our Preferred Stock and will continue to beneficially own shares representing approximately 74.5% of the combined voting power of all of our outstanding equity securities.  Pursuant to the Voting Agreement described above, if the Preferred Stock is ultimately redeemed by the Company, the Jonas Group’s combined voting power will remain unchanged.

SCENARIO B — An insufficient number of shares of Class B Common Stock are tendered in the Exchange Offer to meet the Minimum Condition of 4,375,000 shares. If the minimum condition is not waived, the Exchange Offer will not be consummated and no shares of Preferred Stock will be issued. The Jonas Group will continue to beneficially own 5,477,199 shares of Class B Common Stock, representing approximately 24% of our outstanding Class B Common Stock (assuming conversion of all 1,574,326 shares of our Class A Common Stock beneficially held by the Jonas Group into Class B Common Stock),and will beneficially own shares representing approximately 74.5% of the combined voting power of our Class B Common Stock and Class A Common Stock.

SCENARIO C — The precise number of shares of Class B Common Stock to meet the Minimum Condition of shares are tendered in the Exchange Offer. The Jonas Group will beneficially own 5,477,199 shares of our Class B Common Stock, representing approximately 29% of our outstanding Class B Common Stock (assuming conversion of all 1,574,326 shares of our Class A Common Stock beneficially held by the Jonas Group into Class B Common Stock), will own none of our Preferred Stock and will continue to beneficially own shares representing approximately 74.5% of the combined voting power of all our outstanding equity securities.   Pursuant to the Voting Agreement described above, if the Preferred Stock is ultimately redeemed by the Company, the Jonas Group’s combined voting power will remain unchanged.”

ITEM 12. EXHIBITS.

The Exhibit Index attached hereto is incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENIE ENERGY LTD.
By:	/s/ Claude Pupkin
Name:	Claude Pupkin
Title:	Chief Executive Officer

Date: August 27, 2012

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated August 2, 2012.
(a)(1)(B)	Letter of Transmittal, dated August 2, 2012.
(a)(1)(C)	Notice of Guaranteed Delivery, dated August 2, 2012.
(a)(1)(D)	Letter to Clients, dated August 2, 2012.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 2, 2012.
(a)(1)(F)	Revised Offer to Exchange, dated August 21, 2012.
(a)(5)(A)	Press Release of Genie Energy Ltd., dated August 2, 2012.
(a)(5)(B)	Press Release of Genie Energy Ltd., dated August 21, 2012.
(b)	Not applicable.
(d)(A)	Voting Agreement between Genie Energy Ltd. and Howard Jonas, dated August 24, 2012.
(g)	Not applicable.
(h)	Not applicable.